FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               For April 17, 2001


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X               Form 40-F
                               ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No X
                         ---                      ---

                               INDEX TO EXHIBITS

Item
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1. AerCo Limited Monthly Report to Noteholders for April 2001, including additional information excluded from form 6-K, filed April 11, 2001.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 17, 2001



                                                AERCO LIMITED


                                                By: /s/ Michael Walsh
                                                   -----------------------------
                                                   Name:  Michael Walsh
                                                   Title: Attorney-in-Fact